Exhibit 99.1

CENTOGENE and Denali Therapeutics Extend World’s Largest Observational Study on Parkinson’s Disease Genetics

Working together to deliver data-driven, informative genotyping answers to accelerate and de-risk drug discovery, development, and commercialization for Parkinson’s disease (PD)

•	The Rostock International Parkinson's Disease (ROPAD) Study aims to characterize the genetics of PD to establish a better understanding of disease progression, diagnosis, and treatment for patients

•	Having recently reached a significant milestone of testing over 12,500 participants, the study now aims to recruit and genetically test additional patients

•	This next phase of the ROPAD Study will focus on 48 targeted sites across 10 countries – maximizing regional efforts to generate insights into the genetic factors of PD, such as LRRK2 genetic variations

•	Patients enrolled in ROPAD and identified with a LRRK2 genetic variations may be eligible for participation in ongoing therapeutic clinical studies

CAMBRIDGE, Mass. and ROSTOCK, Germany and BERLIN, January 9, 2023 (GLOBE NEWSWIRE) - Centogene N.V. (Nasdaq: CNTG), the essential life science partner for data-driven answers in rare and neurodegenerative diseases, today announced that it has extended the Rostock International Parkinson's Disease (ROPAD) Study to recruit and genetically test additional patients over the next few years. Based on initial findings of the more than 12,500 participants already recruited and genetically tested, the study will now focus its efforts on 48 sites across 10 countries, consisting of Argentina, Belgium, Brazil, Germany, Israel, Italy, Portugal, Spain, the U.K., and the U.S.

In 2018, CENTOGENE entered a strategic collaboration with Denali Therapeutics for the targeted global identification of PD patients with genetic variations in the LRRK2 gene. The LRRK2 gene is one of the most common mutated genes in familial PD.

Patients enrolled in ROPAD and identified with a LRRK2 genetic variations may be eligible for participation in ongoing interventional clinical studies. CENTOGENE conducts clinical studies with pharma partners around the world, such as Denali Therapeutics. Denali, in collaboration with Biogen Inc., is currently evaluating the efficacy and safety of BIIB122 (DNL151), a small molecule, LRRK2 inhibitor, that aims to slow the progression of PD in individuals with pathogenic genetic variations in LRRK2 in the LIGHTHOUSE study. More information about LIGHTHOUSE (NCT05418673) is available at ClinicalTrials.gov.

“Parkinson’s disease is a devastating neurodegenerative disease – affecting over 10 million people worldwide from all walks of life. There is an urgent medical need to unveil multidimensional data,” said Kim Stratton, Chief Executive Officer at CENTOGENE. “At CENTOGENE, we find it truly essential to establish a more inclusive and comprehensive approach from diagnostics to drug discovery, development, and commercialization. By extending this study alongside Denali, we are generating multi-ethnic insights into the genetic causes – accelerating potentially disease-modifying therapeutics for PD patients around the world.”

“Denali is the first company to conduct clinical trials with oral, small molecule LRRK2 inhibitors for the treatment of Parkinson’s disease. This partnership with CENTOGENE has played a key role in our global efforts to identify PD patients with genetic variations in the LRRK2 gene,” said Carole Ho, M.D., Chief Medical Officer and Head of Development at Denali. “We are committed to working together in collaboration with Biogen to accelerate the development of a therapy to potentially slow or stop the progression of PD, a disease affecting several million patients worldwide.”

About ROPAD

The Rostock International Parkinson's Disease Study (ROPAD) is a global epidemiological study focusing on the role of genetics in Parkinson's disease. The major goal of the study is to characterize the genetics of PD to establish a better understanding of the disease etiology, diagnosis, and severity.

CENTOGENE utilizes CentoCard®, the Company’s proprietary, CE-marked Dried Blood Spot (DBS) collection kit in combination with state-of-the-art sequencing technologies to screen for mutations in LRRK2 and other PD-associated genes. To date, over 12,500 participants from around the world have been tested over a three-year period. The study has now been extended in order to recruit and genetically test additional participants.

Patients with genetic variations in PD-associated genes are offered further clinical assessment in a supplementary study, ‘Lübeck International Parkinson’s Disease Project (LIPAD),’ conducted at the University of Lübeck, where a detailed phenotyping of participants will be performed. Patients may be eligible for participation in ongoing interventional clinical studies, including with study partner Denali Therapeutics and Biogen Inc., which are developing a small molecule LRRK2 inhibitor for the treatment of Parkinson’s disease in collaboration with Biogen Inc.

The ROPAD Study protocol and initial findings were published in December 2020 in the journal Movement Disorders, the official Journal of the International Parkinson and Movement Disorder Society: https://pubmed.ncbi.nlm.nih.gov/33314351/

About LRRK2 and BIIB122

Following discovery of the LRRK2 mutation as a pathogenic genetic factor for Parkinson’s disease, further research has uncovered that it has the potential to be a novel therapeutic target for Parkinson’s disease. Mutations in leucine-rich repeat kinase 2 (LRRK2) account for 4-5% of familial and 1-2% of sporadic Parkinson’s disease.

BIIB122 is a selective, central nervous system-penetrant small molecule inhibitor of LRRK2 that is hypothesized to improve lysosomal dysfunction, which was discovered and initially developed by Denali. Denali and Biogen are co-developing and co-commercializing BIIB122 for the potential treatment of Parkinson’s disease. BIIB122 is an investigational drug that is not approved by any regulatory authority, and its safety and efficacy have not been established.

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About Denali Therapeutics

Denali Therapeutics is a biopharmaceutical company developing a broad portfolio of product candidates engineered to cross the BBB for neurodegenerative diseases and lysosomal storage disorders. Denali pursues new treatments by rigorously assessing genetically validated targets, engineering delivery across the BBB and guiding development through biomarkers that demonstrate target and pathway engagement. Denali is based in South San Francisco. For additional information, please visit www.denalitherapeutics.com.

About CENTOGENE

CENTOGENE’s mission is to provide data-driven, life-changing answers to patients, physicians, and pharma companies for rare and neurodegenerative diseases. We integrate multiomic technologies with the CENTOGENE Biodatabank – providing dimensional analysis to guide the next generation of precision medicine. Our unique approach enables rapid and reliable diagnosis for patients, supports a more precise physician understanding of disease states, and accelerates and de-risks targeted pharma drug discovery, development, and commercialization.

Since our founding in 2006, CENTOGENE has been offering rapid and reliable diagnosis – building a network of approximately 30,000 active physicians. Our ISO, CAP, and CLIA certified multiomic reference laboratories in Germany utilize Phenomic, Genomic, Transcriptomic, Epigenomic, Proteomic, and Metabolomic datasets. This data is captured in our CENTOGENE Biodatabank, with nearly 700,000 patients represented from over 120 highly diverse countries, over 70% of whom are of non-European descent. To date, the CENTOGENE Biodatabank has contributed to generating novel insights for more than 260 peer-reviewed publications.

By translating our data and expertise into tangible insights, we have supported over 50 collaborations with pharma partners. Together, we accelerate and de-risk drug discovery, development, and commercialization in target & drug screening, clinical development, market access and expansion, as well as offering CENTOGENE Biodatabank Licenses and Insight Reports to enable a world healed of all rare and neurodegenerative diseases.

To discover more about our products, pipeline, and patient-driven purpose, visit www.centogene.com and follow us on LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” and “may,” are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other important factors that may cause CENTOGENE’s actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward- looking statements. Such risks and uncertainties include, among others, negative economic and geopolitical conditions and instability and volatility in the worldwide financial markets, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth, execute our business strategy and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates, our ability to streamline cash usage, our continued ongoing compliance with covenants linked to financial instruments, our requirement for additional financing, or other factors. For further information on the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to CENTOGENE’s business in general, see CENTOGENE’s risk factors set forth in CENTOGENE’s Form 20-F filed on March 31, 2022, with the Securities and Exchange Commission (the “SEC”) and subsequent filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and CENTOGENE’s specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

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Contact:

CENTOGENE

Ben Legg

Corporate Communications

Press@centogene.com

Lennart Streibel

Investor Relations

IR@centogene.com